


08028282

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-32672

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/07 AND ENDING 12/31/07
                                  MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Southwestern Capital Markets, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

Book Building on the Riverwalk 140 E. Houston, Suite 201
                          (No. and Street)

San Antonio   TX   78205
   (City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

                                                    (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Edward Richardson Jr., CPA

                     (Name – if individual, state last, first, middle name)

15565 Northland Drive, Suite 508 West   Southfield, MI   48075
   (Address)   (City)   (State)   (Zip Code)

CHECK ONE:

☑ Certified Public Accountant

☐ Public Accountant

☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant
must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

SEC 1410 (06-02)

OATH OR AFFIRMATION

I, _____Robert G. Rodriquez_____ , swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of _____Southwestern Capital Markets, Inc._____ , as of _____December_____ , 20__07__ , are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____

_____

_____

<table>
<tr><td>JEN... ; HUIZAR
MY COMMISSION EXPIRES
May 5, 2010</td><td>_____
Signature

Pres. dent
_____
Title</td></tr>
</table>

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

SOUTHWESTERN CAPITAL MARKETS,
AUDIT REPORT
DECEMBER 31, 2007

Southwestern Capital Markets, Inc.

Financial Statements and Supplemental
Schedules Required by the
Securities and Exchange Commission

For the Year Ended December 31, 2007
(With Independent Auditor's Report Thereon)
and
Supplemental Report on Internal Control

December 31, 2007

TABLE OF CONTENTS

Edward Richardson Jr., CPA
15565 Northland Dr W Ste 508
Southfield, MI 48075
248-559-4514

Independent Auditor's Report

March 26, 2008

Board of Directors
Southwestern Capital Markets, Inc.
140 E. Houston Suite 201
San Antonio , TX 78205

I have audited the accompanying balance sheet of Southwestern Capital Markets, Inc. , as of December 31, 2007, and the related statements of income, retained earnings, changes in stockholders' equity, changes in liabilities subordinated to claims of general creditors, and cash flows for the years then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. My responsibility is to express an opinion on these financial statements based on my audit.

I conducted my audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

In my opinion, the financial statements referred to above present fairly, in all material aspects, the financial position of Southwestern Capital Markets, Inc. as of December 31, 2007, and the results of its operations, retained earnings, changes in stockholders' equity, and cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

My examination was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the supplemental schedules of computation of net capital, computation of basic net capital requirement, computation of aggregate indebtedness, exemptive provisions under rule 15c3-3, statement of changes in liabilities subordinated to the claims of general creditors, and the reconciliation of the computation of net capital under rule 15c3-1, are presented for additional analysis and are not a required part of the basic financial statements, but are supplementary information required by rule 17a-5 of the Securities and Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in my opinion, is fairly stated in all material respects to the basic financial statements taken as a whole.

Edward Richardson Jr., CPA

1

Southwestern Capital Markets, Inc.
BALANCE SHEET
As of December 31, 2007

ASSETS

CURRENT ASSETS

Cash In Bank	$	8,145.69
Cash in Bank		150,513.95
Accounts Receivable		104,910.70
Prepaid Expenses		3,691.89
Total Current Assets		267,262.23

PROPERTY AND EQUIPMENT

Equipment	30,473.00
Less: Accumulated Depreciation	(29,203.58)
Net Property and Equipment	1,269.42

OTHER ASSETS

Security Deposit	8,000.00
Total Other Assets	8,000.00
TOTAL ASSETS	$ 276,531.65

Southwestern Capital Markets, Inc.
BALANCE SHEET
As of December 31, 2007

LIABILITIES AND STOCKHOLDERS' EQUITY

CURRENT LIABILITIES

LONG-TERM LIABILITIES

Note Payable	5,000.00
Total Long-Term Liabilities	5,000.00
Total Liabilities	5,000.00

STOCKHOLDERS' EQUITY

Convertible preferred stock, no par value, 1,000,000 shares authorized, 16,000 shares issued and outstanding	128,000.00
Common Stock, no par value, 1,000,000 shares authorized, 315,147 shares issued and 313,147 outstanding	599,478.00
Retained Earnings	(455,946.35)
Total Stockholders' Equity	271,531.65
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$ 276,531.65

Southwestern Capital Markets, Inc.
INCOME STATEMENT

12 Months Ended
December 31, 2007

Sales

Financial Advisory Income	$	187,150.00
Management Income		2,849.69
Management Income - Other		41,887.00
Gain (Loss) on Investments		(20,100.00)
Other Income		59,059.47
Less Returns & Allowances		0.00
Total Sales		270,846.16
Gross Profit		270,846.16

Operating Expenses

Parking	1,035.00
Bank Service Charges	421.32
Continuing Legal Education	40.00
Contributions	6,100.00
Dues and Subscriptions	465.00
Equipment Rental	3,736.62
Insurance	1,445.00
Insurance - Fidelity	1,054.75
Insurance - Health	5,092.99
Interest Expense	1,646.20
Research Materials	874.92
Advertising	1,526.60
Registration Fees	335.00
Regulations Fees	1,638.00
Miscellaneous	972.80
Postage and Delivery	909.96
Printing and Reproduction	999.16
Legal Fees	3,232.97
Rent	31,151.75
Reimbursement	2,117.00
Repairs and Maintenance	1,256.95
Telephone	6,660.17
Travel and Entertainment	12,672.14
Office Expense	3,524.50
Payroll Expenses	210,447.33
Professional Fees	530.61
Accounting Fees	7,450.00
Auditing Fees	11,000.00
Payroll Processing	1,208.61
Consulting Expense	43,424.53
Depreciation Expense	4,396.58
Property Taxes	451.87
State Taxes	891.00
Total Operating Expenses	368,711.33
Operating Income (Loss)	(97,865.17)
Net Income (Loss)	$ (97,865.17)

Southwestern Capital Markets, Inc.
STATEMENT OF CASH FLOWS
For the 12 months Ended December 31, 2007

<u>2007</u>

CASH FLOWS FROM OPERATING ACTIVITIES

Net Income (Loss)	$ (97,865.17)
Adjustments to reconcile Net Income (Loss) to net Cash provided by (used in) operating activities:	
Prior Period Adjustment	(86,040.60)
Losses (Gains) on sales of Fixed Assets	0.00
Decrease (Increase) in Operating Assets:	
Accounts Receivable	54,101.30
Other	29,084.11
Increase (Decrease) in Operating Liabilities:	
Accrued Liabilities	0.00
Current Portion Long-Term Debt	(2,156.00)
Total Adjustments	(5,011.19)
Net Cash Provided By (Used in) Operating Activities	(102,876.36)

CASH FLOWS FROM INVESTING ACTIVITIES

Proceeds From Sale of Fixed Assets	0.00
Net Cash Provided By (Used In) Investing Activities	0.00

CASH FLOWS FROM FINANCING ACTIVITIES

Notes Payable Borrowings	5,000.00
Proceeds From Sale of Stock	103,247.00
Net Cash Provided By (Used In) Financing Activities	108,247.00

NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	5,370.64
CASH AND CASH EQUIVALENTS AT BEGINNING OF PERIOD	153,289.00
CASH AND CASH EQUIVALENTS AT END OF PERIOD	$ 158,659.64

Southwestern Capital Markets, Inc.
Statement of Changes in Stockhoder's Equity
For the Year Ended December 31, 2007

	Preferred Stock	Common Stock	Retained Earnings	Total Stockholder's Equity
Balance at December 31, 2007	$ 128,000	$ 496,231	$ (267,644)	$ 356,587
Net Income for the year ended December 31, 2007		-	(97,865)	(97,865)
Capital Transactions	-	103,247	-	103,247
Prior Period Adjustment	-	-	(90,437)	(90,437)
Balance at December 31, 2007	$ 128,000	$ 599,478	$ (455,946)	$ 271,532

6

Southwestern Capital Markets, Inc.
STATEMENT OF RETAINED EARNINGS

	12 Months Ended December 31, 2007
Beginning of Period	$ (272,040.58)
Plus: Net Income	$ (97,865.17)
Less: Dividends Paid	0.00
Less: Prior Period Adjustment	(86,040.60)
RETAINED EARNINGS END OF PERIOD	$ (455,946.35)

NOTE A – SUMMARY OF ACCOUNTING POLICIES

Accounting principles followed by the Company and the methods of applying those principles which materially affect the determination of financial position, results of operation and cash flows are summarized below:

Organization

Southwestern Capital Markets, Inc. a Texas Corporation the (Company), was incorporated on May 17, 1983. The Company was registered with the Securities and Exchange Commission on January 10, 1985. The Company is authorized to engage in the following types of business: (a) broker or dealer retailing corporate securities over the counter; (b) broker or dealer retailing corporate debt securities; (c) underwriting or selling group participant (corporate securities other than mutual funds); (d) mutual fund retailer; (e) U.S. government securities dealer; (f) U.S. government securities broker; (g) municipal securities dealer; (h) municipal securities broker; and (i) investment advisory services.

Basis of Accounting

The financial statements of the Corporation have been prepared on the accrual basis of accounting and accordingly reflect all significant receivables, payables, and other liabilities.

Cash and Cash Equivalents

The Company considers as cash all short-term investments with an original maturity of three months or less to be cash equivalents.

Accounts Receivable

Account receivables primarily represent balances due from other underwriters and pertain to designated sales and management fees owed under the terms of the Agreement among Underwriters for the particular underwriting's involved

Accounts Receivable – Recognition of Bad Debt

The Corporation considers accounts receivable to be fully collectible; accordingly, no allowance for doubtful accounts is required. If amounts become uncollectible, they will be charged to operations when that determination is made.

Revenue Recognition

Investment banking revenue is recorded as follows: underwriting management fees, financial advisory fees and sales commissions are recognized at settlement date and underwriting risk fees are recognized at the time the underwriting is complete (settlement date) and the income is reasonably determinable. Actual amounts received from the senior manager on underwriting transactions may vary from amounts originally recorded due to adjustments controlled by the senior manager. Adjustments to income from underwriting transactions are recorded in the period that the Company is notified by the senior manager.

Primary and secondary trade revenue is recognized on the trade or settlement date whichever is applicable under the circumstances.

Property and Equipment

Property and equipment are recorded at cost. Depreciation is calculated using the straight line method over the estimated useful lives, principally five years. Leasehold improvements are amortized over the lesser of the life of the lease or the estimated useful life of the improvement.

Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

NOTE B – NET CAPITAL REQUIREMENTS

Pursuant to the net capital provisions of Rule 15c3-3 of the Securities and Exchange Act of 1934, the Company is required to maintain a minimum net capital, as defined under such provisions. Net capital and the related net capital ratio may fluctuate on a daily basis.

There were no material differences in the in the net amount reported as Net Capital in the audited Computation of Net Capital and the broker-dealer's corresponding unaudited Part IIA of the FOCUS report required under Rule 15c3-1, however, the net capital computation per the audited report found $499.34 in changes to the equity accounts, the amount was not a material change to the unaudited Part IIA of the FOCUS report; the net effect of these changes caused no material difference in reported net capital. Other than these changes and the minor adjustments set forth herein, there were no material inadequacies found to exist or found to have existed since the date of the previous audit.

SOUTHWESTERN CAPITAL MARKETS, INC.
NOTES TO FINANCIAL STATEMENTS
December 31, 2007

NOTE C – POSSESSION OR CONTROL REQUIREMENTS

The Company does not have any possession or control of customer's funds or securities. There were no material inadequacies in the procedures followed in adhering to the exemptive provisions of SEC Rule 15c-3-3(k)(2)(ii) by promptly transmitting all customer funds to the clearing broker who carries the customer accounts.

NOTE D - CONCENTRATION OF CREDIT RISK

Cash is deposited in two financial institutions; on insured is up to $100,000 by the Federal Deposit Insurance Corporation FDIC, and the other insured up to $100,000 by the Securities Investor Protection Corporation (SIPC). Additionally, the SIPC insures securities up to a maximum of $500,000. As December 31, 2007. the Company had $0 of deposits in excess of FDIC coverage. $50,513.95 of deposits in excess of SIPC coverage, and $0 of securities in excess of SIPC securities coverage.

In management's view, there is not a significant concentration of credit risk in the Company's trade accounts. Management believes concentrations of credit risk in accounts receivable are limited due to its governmental and corporate clients which management believes are credit quality.

NOTE E – RELATED PARTY TRANSACTIONS

The majority stockholder and president of the Company is also the majority stockholder of Vaquero Capital Corporation. Inc. and Vaquero Investment Management Corporation. The Company pays Vaquero Capital Corporation, Inc a monthly consulting fee for their services. However, Vaquero Capital Corporation, Inc. waives its rights to receive any payments from the Company if the existence of such a right would cause the Company's amount of net capital to fall below the level required pursuant to Rule 15c3-1 of the Securities and Exchange Commission of rules of any national securities association or any self-regulated organization of which the Company may become a member.

During the year ended December 31, 2007, the Company made payments of $43,424.53 in operating expenses to Vaquero Capital Corporation, Inc.

The majority shareholder had loaned the company $5,000 in 2007; the note payable is non interest bearing, and unsecured.

NOTE F – CORRESPONDENT AGREEMENT WITH CLEARING BROKER

The Company has adopted a Corporate Account Agreement with a clearing broker, authorizing trading in securities and permitting margin transactions. Additionally. a Fully Disclosed Correspondent Agreement has been executed between the Company and the clearing broker. As part of this agreement, and in compliance with the net capital requirements of the Securities and Exchange Commission, the Company is required to maintain a clearing deposit with the clearing broker in the amount of $150,000.

NOTE G – CAPITAL STOCK

One hundred percent (100%) of dividends declared and paid by the Company during any period in which convertible preferred stock is issued and outstanding shall be to the holders of the convertible preferred stock in proportion to their holdings; provided, however, that such preference does not include the period in which the convertible preferred stock is to be converted into common stock. Preferred stock is automatically converted to common stock at the point in time when the aggregate amount of dividends paid on convertible preferred stock since issuance is equal to the subscription price thereof. Preferences related to preferred stock terminate at that time. Dividends on preferred are declared at the discretion of the Board of Directors.

NOTE H – DEFINED CONTRIBUTRION PENSION PLAN

The company maintains a Simplified Employee Plan (SEP) plan in accordance with Internal Revenue Code Section 401 (k) covering all employees. The Company may contribute up to a maximum of 15% of an eligible participant's annual compensation. For 2007, the Company does not expect to contribute to the pension plan.

NOTE I– OTHER COMMITMENTS AND CONTINGENCIES

Included in the Company's clearing agreement with its clearing broker-dealer, is an indemnification clause. This clause relates to instances where the Company's customers fail to settle security transactions. In the event this occurs, the Company will indemnify the clearing broker-dealer to the extent of the net loss on the unsettled trade. At December 31, 2007, management of the Company had not been notified by the clearing broker-dealer, nor were they otherwise aware, of any potential losses relating to this indemnification.

NOTE J – PRIOR PERIOD ADJUSTMENT

The prior period adjustment represented an amount of $86,040.60 of misstatements of various asset accounts. The effect of the adjustment represented did not impact the net income of December 31, 2006. The adjustment had no impact on net income in the year ended December 31, 2007.

SOUTHWESTERN CAPITAL MARKETS, INC.
NOTES TO FINANCIAL STATEMENTS
December 31, 2007

NOTE K – PROPERTY, EQUIPMENT AND LEASEHOLD IMPROVEMENTS

Property, equipment and leasehold improvements are stated at cost less accumulated depreciation. Expenditures for maintenance and repairs are charged to expense as incurred. Depreciation is calculated on the double declining method. The following is a summary of property, equipment and leasehold improvements:

	Estimated Useful Life		
Furniture & Fixtures	7 years	S	21,899
Telephone System	7 years		8,574
			30,473
Less – accumulated depreciation			(29,204)
Total		S	1,269

Depreciation expense was $4,576.50 for the year December 31, 2007 and is included in the operating expenses in the accompanying statement of income.

NOTE L – LEASES

Operating leases – The Company has a lease agreement for the rental of office space in San Antonio. The lease agreement is month to month. Total rent expense under this agreement for the year ended December 31, 2007 was S31,151.75.

The Company also leases the office copier. The monthly lease expense is $311.72. The total rental expense for the office copier for December 31, 2007 was $3,740.64. The Company paid $1,646.20 in interest expense for a capital lease agreement which was paid in December 31, 2007.

NOTE M – ADVERTISING

The advertising expense for the year was $1,528.60; the entire amount was expensed as incurred.

Supplementary Information

Supplementary

Pursuant to rule 17a-5 of the

Securities and Exchange Act of 1934

As of and for the Year Ended December 31, 2007

Southwestern Capital Markets, Inc.
Supplemental Schedules Required by Rule 17a-5
As of and for the year ended December 31, 2007

Computation of Net Capital

Total Stockholder's equity:		$ 271,531.65
Nonallowable assets:		
Property and equipment	1,269.42	
Accounts receivable – other	95,600.00	
Prepaid	11,691.89	108,561.31
Net allowable capital		$ 162,970.34

Computation of Basic Net Capital Requirement

Minimum net capital required as a percentage of aggregate indebtedness	$ 333.50
Minimum dollar net capital requirement of reporting broker or dealer	$ 50,000.00
Net capital requirement	$ 50,000.00
Excess net capital	$ 112,970.34

Computation of Aggregate Indebtedness

Total Aggregate Indebtedness	$ 5,000.00
Percentage of aggregate indebtedness to net capital	3.07%

Reconciliation of the Computation of Net Capital Under Rule 15c3-1

Computation of Net Capital reported on FOCUS IIA as of December 31, 2007	$ 162,471.00
Adjustments:	
Change in Equity (Adjustments)	499.34
NCC per Audit	162,970.34
Difference	$ (0.00)

Exemptive Provisions Rule 15c3-3

The Company is exempt from Rule 15c3-3 because all customer transactions are cleared through another broker-dealer on a fully disclosed basis. The name of the clearing firm is Southwest Securities, Inc.

Statement of Changes in Liabilities Subordinated to the Claims of General Creditors

Balance of such claims at January 1, 2007	$ -
Additions	-
Reductions	-
Balance of such claims at December 31, 2007	$ -

REPORT ON INTERNAL CONTROL

For the year ended December 31, 2007

Edward Richardson, Jr., CPA
15565 Northland Suite 508 West
Southfield, MI. 48075

March 25, 2008

Board of Directors
Southwestern Capital Markets, Inc.
Book on the Building
140 E. Houston
Suite 201
San Antonio, TX 78205

In planning and performing my audit of the financial statements and supplemental schedules of Southwestern Capital Markets, Inc. for the year ended December 31, 2007, I considered its internal control, in order to determine my auditing procedures for the purpose of expressing my opinion on the financial statements, and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), I have made a study of the practices and procedures followed by the company, including tests of such practices and procedures that I considered relevant to the objective stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, I did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons.

2. Recordation of differences required by rule 17a-13.

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control, and the practices and procedures referred to the preceding paragraphs. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraphs and to assess whether those practices and procedures can be expected to achieve the SEC's above mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute assurance, that assets for which the Company has responsibility are safeguarded against loss from unauthorized use of disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with accounting principles generally accepted in the United States. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraphs.

Because of inherent limitations in internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection or any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

My consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that errors or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, I noted the following condition that I consider to be a material weakness as defined above.

> Only one person is responsible for all accounting and reporting functions. Accordingly, there is no segregation of duties. Due to the size of the Company, management does not feel it is cost-effective to change this condition.

I understand that practices and procedures that accomplish the objectives referred to in the preceding paragraphs of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities and Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and my study, I believe that the Company's practices and procedures were adequate at December 31, 2007, to meet the SEC's objectives.

This report is intended solely for the information and use of management, the SEC and the regulatory agencies that rely on rule 17a-5(g) under the Securities and Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be, and should not be, used by anyone other than these specified parties.

Edward Richardson, Jr., CPA

